SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 8)*

NATIONAL PATENT DEVELOPMENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

3763951098

(CUSIP Number)

Harvey P. Eisen

c/o Bedford Oak Advisors, LLC

100 South Bedford Rd.

Mt. Kisco, NY 10549

(914) 242-5701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019-6099

(212) 728-8000

June 18, 2012

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 2 of 10 pages

1	Names of Reporting Person Bedford Oak Capital, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (See Item 3)

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,150,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,150,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.2%

14	Type of Reporting Person* PN

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 3 of 10 pages

1	Names of Reporting Person Bedford Oak Acorn, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,897,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,897,000

11	Aggregate Amount Beneficially Owned by Each Person 1,897,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person* PN

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 4 of 10 pages

1	Names of Reporting Person Bedford Oak Offshore, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,300,000

11	Aggregate Amount Beneficially Owned by Each Person 1,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person* CO

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 5 of 10 pages

1	Names of Reporting Person Bedford Oak Advisors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,347,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,347,000

11	Aggregate Amount Beneficially Owned by Each Person 5,347,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.4%

14	Type of Reporting Person* IA

SCHEDULE 13D/A

CUSIP No. 3763951098		Page 6 of 10 pages

1	Names of Reporting Person Harvey P. Eisen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,087,697

	8	Shared Voting Power 5,347,000

	9	Sole Dispositive Power 3,087,697

	10	Shared Dispositive Power 5,347,000

11	Aggregate Amount Beneficially Owned by Each Person 8,434,697

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 41.6%

14	Type of Reporting Person* IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 8”) amends and supplements the Schedule 13D filed on August 28, 2007 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto filed on October 3, 2007, amendment No. 2 thereto filed on December 31, 2007, amendment No. 3 thereto filed on October 7, 2008, amendment No. 4 thereto filed on June 3, 2010, amendment No. 5 thereto filed on September 20, 2010, amendment No. 6 thereto filed on January 3, 2012, and amendment No. 7 thereto filed on January 6, 2012 (as so amended, the “Schedule 13D”).  This Amendment No. 8 is being filed jointly by (i) Bedford Oak Capital, L.P., a Delaware limited partnership (“Capital”); (ii) Bedford Oak Acorn, L.P., a Delaware limited partnership (“Acorn”); (iii) Bedford Oak Offshore, Ltd., a Cayman Islands company (“Offshore”); (iv) Bedford Oak Advisors, LLC, a Delaware limited liability company (the “Advisor”); and (v) Mr. Harvey P. Eisen (“Mr. Eisen” and, together with Capital, Acorn, Offshore and the Advisor, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of National Patent Development Corporation (the “Company”).  Capitalized terms used, but not defined, in this Amendment No. 8 have the meanings ascribed to them elsewhere in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On June 18, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NPT Advisors, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“MergerSub”), The Winthrop Corporation, a Connecticut corporation (“Winthrop”), and Peter M. Donovan (“Mr. Donovan”), acting in his capacity as representative of the securityholders of Winthrop.  The Merger Agreement provides for the merger of MergerSub with and into Winthrop (the “Merger”).  Winthrop, which will be the surviving entity in the Merger, is the parent company of Wright Investors’ Services, Inc. (“Wright”).  Wright is an investment management and advisory firm headquartered in Milford, Connecticut.  As of March 31, 2012, Wright had approximately $1.6 billion of assets under management.

Among other things, the Merger Agreement provides that so long as he holds at least 750,000 shares the Common Stock, and subject to the fiduciary duties of the Company’s Board of Directors (the “Board”), the Company will include Mr. Donovan on the Board.  In support of the Company’s obligation to include Mr. Donovan on the Board, Capital, Acorn, the Advisor and Mr. Eisen have entered into a letter agreement (the “Side Letter”) with Mr. Donovan pursuant to which they have agreed that they will vote, or cause to be voted, all shares of Common Stock beneficially owned by them or with respect to which they have or share voting authority, in favor of the election of Mr. Donovan to, and against his removal from, the Board, until the earlier of (A) the later of (i) five years from the closing date under the Merger Agreement and (ii) such time after five years from the closing date under the Merger Agreement as the Board determines, in the exercise of its fiduciary duties, not to re-nominate Mr. Donovan as a director, and (B) the date that Mr. Donovan, his spouse and his account in The Wright Investors’ Service Deferred Savings, Profit Sharing and Investment Plan and Trust cease to beneficially own, in the aggregate, at least 750,000 shares of Common Stock.

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Completion of the Merger is expected to occur in the fourth quarter of 2012, although there can be no assurance that the Merger will occur within the expected timeframe or at all.  The foregoing description of the Merger Agreement and the Side Letter is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed by the Company on June 19, 2012 with the Securities and Exchange Commission as Exhibit 2.1 to a Current Report on Form 8-K, and by reference to the Side Letter, which is attached hereto as Exhibit 99.1.

Mr. Eisen believes that the acquisition of the Wright business provides an ideal platform for the Company to implement a growth strategy in the asset management space.  In his role as Chairman and Chief Executive Officer of the Company, Mr. Eisen intends to work to develop this business both organically and through selective acquisition opportunities.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           As of the date hereof, Capital directly beneficially owns 2,150,000 shares of Common Stock, constituting approximately 12.2% of the outstanding shares, Acorn directly beneficially owns 1,897,000 shares of Common Stock, constituting approximately 10.8% of the outstanding shares and Offshore directly beneficially owns 1,300,000 shares of Common Stock, constituting approximately 7.4% of the outstanding shares (based on 17,586,344 shares of Common Stock outstanding as of May 1, 2012, as disclosed by the Company in its quarterly report filed on Form 10-Q for the period ended March 31, 2012).  In its capacity as investment manager of Capital, Acorn and Offshore, such shares may be deemed to be indirectly beneficially owned by the Advisor and, in his capacity as managing member of the Advisor, by Mr. Eisen.  The Advisor may be deemed to indirectly beneficially own 5,347,000 shares of Common Stock, or approximately 30.4% of the outstanding shares.  Mr. Eisen directly owns an additional 421,031 shares of Common Stock, has vested options to acquire an additional 2,666,666 shares of Common Stock and thereby may be deemed to beneficially own an aggregate of 8,434,697 shares of Common Stock, or approximately 41.6% of the outstanding shares (based on the number of shares reported as outstanding as of May 1, 2012 and the shares underlying his vested options).  In addition, Mr. Eisen has unvested options to acquire an additional 83,334 shares of Common Stock.

(b)           Capital and the Advisor share the power to direct the vote and the disposition of 2,150,000 shares of Common Stock owned by Capital pursuant to an investment advisory agreement.  Acorn and the Advisor share the power to direct the vote and the disposition of 1,897,000 shares of Common Stock owned by Acorn pursuant to an investment advisory agreement.  Offshore and the Advisor share the power to direct the vote and the disposition of 1,300,000 shares of Common Stock owned by Offshore pursuant to an investment advisory agreement.  The Advisor (in its capacity as investment manager of Capital, Acorn and Offshore) and Mr. Eisen (as managing member of the Advisor) share the power to direct the vote and the disposition of the 5,347,000 shares of Common Stock owned by Capital, Acorn and Offshore.  Mr. Eisen has the sole power to direct the vote and the disposition of the 421,031 shares of Common Stock held directly by him and the sole power to direct the vote of the 2,666,666 shares of Common Stock that he is entitled to acquire pursuant to his vested options.

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(c)           None of the Reporting Persons has effected any transactions in the Common Stock during the last sixty days.

(d)           No person other than the Advisor or Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Capital, Acorn or Offshore.  No person other than Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by him.

(e)           Not applicable.

By virtue of the relationships among the Reporting Persons, the Reporting Persons may be deemed to constitute a “group” under Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.  Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any other provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following to the end thereof:

The information with respect to the Side Letter contained in Item 4 is hereby incorporated in this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 Side Letter dated June 18, 2012 by the Reporting Persons in favor of Mr. Donovan.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2012	BEDFORD OAK CAPITAL, L.P.

By: Bedford Oak Management, LLC

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Managing Member

Dated: June 19, 2012	BEDFORD OAK ACORN, L.P.

By: Bedford Oak Management, LLC

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Managing Member

Dated: June 19, 2012	BEDFORD OAK ADVISORS, LLC

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Managing Member

Dated: June 19, 2012	BEDFORD OAK OFFSHORE, LTD.

	By:	/s/ Sarah Kelly
	Name:	Sarah Kelly
	Title:	Director

Dated: June 19, 2012	HARVEY P. EISEN

	By:	/s/ Harvey P. Eisen